SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2007

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.
(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

RELEASE

Portugal Telecom, SGPS, S.A.
Public Company
Registered Offices: Avenida Fontes Pereira de Melo, 40, Lisbon
Share Capital: Euro 33,865,695
Registered in the Commercial Registry Office of Lisbon and
Corporation no. 503 215 058

Vivo to reinforce its leadership with the acquisition of
Telemig Participações and Tele Norte Participações

Lisbon, 3 August 2007 – Portugal Telecom informs that VIVO Participações S.A. (“Vivo”) announced that it had signed yesterday a stock purchase agreement with Telpart Participações S.A. (“Telpart”) to acquire control of Telemig Celular Participações S.A. (“Telemig Participações”) and Tele Norte Celular Participações S.A. (“Tele Norte Participações”) comprised of 22.72% and 19.34% of total capital, respectively, for an aggregate amount of R$ 1.2 billion, subject to certain price adjustments. In addition, Vivo will acquire from Telpart certain subscription rights for R$ 87 million. The conclusion of the transaction is subject to Anatel approval and ratification by general shareholders meetings of Vivo and Telpart, among other customary closing conditions.

Upon closing of the transaction, in accordance to Brazilian Law, Vivo will launch mandatory tender offers for the acquisition of common shares held by non-controlling shareholders at 80% of the price paid for the controlling stake. The mandatory tender offers will be extended to Telemig Participações, Telemig Celular, Tele Norte Participações and Amazônia Celular.

Additionally, Vivo intends to launch voluntary tender offers for up to 1/3 of all classes of preferred shares held by the non-controlling shareholders in the holding and operating companies, at a 25% premium to the weighted average price of the last 30 trading days until 1 August 2007.

Assuming full acceptance in all offers, Vivo will have acquired a beneficial interest of 58.2% in Telemig Celular and 54.6% in Amazônia Celular, for an aggregate consideration of circa R$ 2.9 billion (including the value of the subscription rights).

With this transaction Vivo adds two attractive assets to its portfolio reaffirming its leadership in the wireless market with 35 million subscribers and a 33% national market share:

  Telemig Celular, the leading wireless operator in the Minas Gerais region, with 3.5 million subscribers and a 31% market share. For the last twelve months ending on 31 March 2007, net revenues amounted to R$ 1,232 million, with an EBITDA of R$ 383.3 million. In the first quarter of 2007, Telemig Celular achieved a 38.2% margin, being one of the most profitable operators in Brazil.
  Amazonia Celular, the third wireless operator in the Amazonia region with 1.3 million subscribers and a 22% market share. For the last twelve months ending on 31 March 2007 net revenues amounted to R$ 454 million, with an EBITDA of R$ 46.3 million and reaching a 24.3% margin in the first quarter of 2007.

These two companies will benefit from being part of Vivo through:

  Scale benefits arising from becoming part of biggest national mobile network
  Improved purchasing power
  Benefit from a strong brand name with advertisement campaigns at national level
  Integration of Telemig/Amazônia clients into a larger national community
  Customer service at national level

Additionally, Vivo will expand its commercial operations, reaching 84% of Brazil’s total population and 93% of the country’s GDP, expanding its activity to the strategic state of Minas Gerais which represents 9.4% of Brazil’s total GDP. The access to this key region will strengthen Vivo’s commercial and competitive position in the country.

Espírito Santo Investment, Goldman, Sachs & Co. and Machado, Meyer, Sendacz e Opice Advogados are acting as advisors to Vivo in connection with this transaction.

Vivo will be hosting an Investor conference call at 9am (Brasília time) on 3 August 2007, please see additional details below.

Further information about the transaction, the mandatory tender offers and the voluntary tender offers is available at Vivo’s Investor Relations website (www.vivo.com.br/ir).

Conference Call Details

Language: English
Date: 3 August 2007
Time: 9am (Brasília time) / 8am (New York time)
Dial-in number: (+ 1 973 ) 935 8893
Code: 9086422
Webcast and presentation: (www.vivo.com.br/ir),

The replay of the conference call will be available during seven days on the following number:
(+1 973) 341-3080, code 9086422.

The Portuguese translation of this conference call will be available on Vivo’s website from 1pm (Brasília time).

This information is also available on PT’s IR website http://ir.telecom.pt

Contact:	Nuno Prego, Investor Relations Director
nuno.prego@telecom.pt

Portugal Telecom
Tel: +351 21 500 1701
Fax: +351 21 500 0800

PT is listed on the Euronext and New York Stock Exchanges. Information may be accessed on Reuters under the symbols PTC.LS and PT and on Bloomberg under the symbol PTC PL.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 03, 2007

PORTUGAL TELECOM, SGPS, S.A.

By:	/S/ Nuno Prego
Nuno Prego Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.